Exhibit 99

IDACORP

1221 W. Idaho Street

Boise, ID   83702

November 2, 2006

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations

Phone:  (208) 388-2664

lspencer@idacorpinc.com

IDACORP Announces Third Quarter 2006 Results

Third Quarter 2006 Highlights

•         Third quarter diluted earnings per share of $1.03 versus $0.56 in 2005

•         $0.27 per diluted share after-tax gain on sale of IDACORP Technologies

•         Idaho Power records $9 million improvement in operating income -- diluted earnings per share up $0.21

            BOISE--IDACORP, Inc. (NYSE:IDA) today reported third quarter net income of $44.0 million versus $23.6 million in 2005 and year-to-date earnings of $89.3 million compared with $56.1 million in 2005.  Diluted earnings per share increased by $0.47 per share for the quarter to $1.03 per share and by $0.76 per share for the first nine months to $2.09 per share.

            "Our third quarter performance demonstrates progress in implementing our back-to-basics strategy," said IDACORP President and Chief Executive Officer J. LaMont Keen.  "We continue to divest ourselves of non-core businesses and are focusing efforts and resources on the challenges and long-term opportunities provided by Idaho Power's growing customer base."

Third Quarter Performance Summary

            The following are key components of the increase in third quarter IDACORP net income from 2005 to 2006:

•     IDACORP recorded a net of tax gain of $11.8 million, or $0.27 per diluted share, from the sale of IDACORP Technologies.

•    Idaho Power earnings increased from $21.0 million to $30.4 million.

o        Increased sales attributable to continued customer growth and higher usage due to warmer weather raised revenues $7.9 million. Customer numbers grew by approximately 15,700, or 3.5 percent, and cooling degree days increased 9.9 percent quarter over quarter.  General business revenues decreased $35.7 million due to changes in rates, effective June 1*.

o        Other revenues increased $7.5 million due to the expiration in the second quarter 2006 of certain regulatory amortizations.

o        Net power supply expenses** increased $18.9 million as a result of higher fuel and fuel transportation costs, and the need to make power purchases during a period of high prices prompted by warmer than normal weather, especially in July.

o        The Power Cost Adjustment (PCA) mechanism resulted in a $55 million credit for the quarter.  Net power supply costs in excess of the amounts in the annual PCA forecast account for $51 million of the $55 million credit with the remainder representing the amortization of prior year authorized balances.

o    Also, during the third quarter, other operations and maintenance expenses decreased in part due to a $3 million court judgment in Sept. reversing accrued Federal Energy Regulatory Commission fees. Taxes other than income taxes were lower due to property tax relief enacted by the Idaho Legislature in August 2006.

      * A 3.2 percent increase in Idaho base rates offset by a 19.3 percent reduction attributable to the annual Power Cost Adjustment.

            ** Fuel and purchased power expense less off-system sales.

Analysis of Earnings per Diluted Share

The following table summarizes diluted earnings (loss) per share from each business:

	Three Months Ended		Nine Months Ended
	9/30/06	9/30/05	9/30/06	9/30/05
Income from Continuing Operations:
Idaho Power Company	$ 0.71	$ 0.50	$ 1.81	$ 1.31
IDACORP Energy	0.00	0.00	0.00	(0.01)
IDACORP Financial Services	0.05	0.06	0.15	0.18
Ida-West Energy	0.03	0.02	0.06	0.04
Holding Company	(0.03)	0.03	(0.10)	0.00
	0.76	0.61	1.92	1.52

Earnings (Losses) From Discontinued Operations	0.27	(0.05)	0.17	(0.19)

Earnings Per Diluted Share	$ 1.03	$ 0.56	$ 2.09	$ 1.33

2006 Outlook

            The outlook for key operating and financial metrics for 2006 are:

Metric	Current Estimate (1)	Previous Estimate
Idaho Power Company Operation & Maintenance Expense (Millions)	No Change	$250 - $260
Idaho Power Company Capital Expenditures (Millions) (2)	$210 - $215	$190 - $200
Idaho Power Company Hydroelectric Generation (Million MWh) (3)	9.0 - 9.2	8.8 - 9.3
Non-regulated Subsidiary Earnings Per Share from Continuing Operations (4)	$0.15 - $0.17	$0.09 - $0.13
Effective Tax Rates: Idaho Power Company Consolidated - IDACORP (5)	No Change No Change	38% - 42% 20% - 25%

(1)   Key operating and financial metrics will be updated quarterly.

(2)   Increase in estimated capital expenditures due to expenditures related to gas peaking facilities, land purchases associated with relicensing efforts, and increased customer connection costs.

(3)   Assumes normal operating conditions and normal precipitation for the balance of the year.

(4)   Estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.  Increase in estimate due to better than expected contributions from Ida-West Energy as a result of improved water and operating conditions.

(5)   For continuing operations.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; IDACOMM, a provider of telecommunication services and commercial Internet services; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Internal Revenue Service with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; changes arising from the Energy Policy Act of 2005; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating, transmission and distribution facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization and the dissolution of Grid West; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters, acts of war or terrorism; market conditions and technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on medical benefits paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.

Condensed Consolidated Statements of Income

For Periods Ended September 30, 2006 and 2005

(unaudited)

 (Thousands of Dollars, except per share amounts)

	Three Months Ended		Year-To-Date
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Operating Revenues:
Electric utility:
General business	$179,411	$207,237	$500,803	$504,189
Off-system sales	39,692	34,105	219,531	105,189
Other revenues	9,696	2,890	16,587	25,429
Total electric utility revenues	228,799	244,232	736,921	634,807
Other	1,733	1,675	4,586	3,915
Total Operating Revenues	230,532	245,907	741,507	638,722
Operating Expenses:
Electric utility:
Purchased power	98,926	81,396	229,659	162,403
Fuel expense	34,933	28,018	83,856	77,483
Power cost adjustment	(54,995)	(9,670)	(6,928)	(1,673)
Other operations & maintenance	62,395	64,292	193,909	185,108
Gain on sale of emission allowances	(22)	-	(8,258)	-
Depreciation	25,289	25,726	74,471	75,838
Taxes other than income taxes	4,057	5,115	15,957	15,644
Total electric utility operations	170,583	194,877	582,666	514,803
Other	3,293	3,125	10,157	9,380
Total Operating Expenses	173,876	198,002	592,823	524,183
Operating Income (Loss):
Electric utility	58,216	49,355	154,255	120,004
Other	(1,560)	(1,450)	(5,571)	(5,465)
Total Operating Income	56,656	47,905	148,684	114,539
Other Income	4,431	3,610	14,181	10,978
Income (Losses) of Unconsolidated
Equity-Method Investments	(444)	872	(2,703)	584
Other Expenses	2,669	1,759	6,745	4,055
Interest Expense:
Interest on long-term debt	14,241	14,317	42,525	42,683
Other interest expense	549	598	2,753	1,879
Total interest expense	14,790	14,915	45,278	44,562
Income Before Income Taxes	43,184	35,713	108,139	77,484
Income Tax Expense	10,692	9,752	26,019	13,287
Income from Continuing Operations	32,492	25,961	82,120	64,197
Income (Losses) from Discontinued
Operations (net of tax)	11,497	(2,344)	7,201	(8,062)
Net Income	$43,989	$23,617	$89,321	$56,135
Weighted Average Common Shares
Outstanding - Basic (000's)	42,678	42,287	42,569	42,245
Basic Earnings (Loss) per Share:
Income from Continuing Operations	$0.76	$0.61	$1.93	$1.52
Earnings (Losses) - Discontinued Operations	0.27	(0.05)	0.17	(0.19)
Basic Earnings per Share	$1.03	$0.56	$2.10	$1.33
Weighted Average Common Shares
Outstanding - Diluted (000's)	42,863	42,380	42,710	42,318
Diluted Earnings (Loss) per Share:
Income from Continuing Operations	$0.76	$0.61	$1.92	$1.52
Earnings (Losses) - Discontinued Operations	0.27	(0.05)	0.17	(0.19)
Diluted Earnings per Share	$1.03	$0.56	$2.09	$1.33
Dividends Paid per Share of Common Stock	$0.30	$0.30	$0.90	$0.90

IDACORP, Inc.

Condensed Consolidated Statements of Cash Flows

For Nine Months Ended September 30, 2006 and 2005

 (unaudited)

(Thousands of Dollars)

	Nine Months Ended
	9/30/06	9/30/05
Operating Activities:
Net income	$89,321	$56,135
Adjustments to reconcile net income to net
cash provided by operating activities:
Unrealized (gains) losses from energy
marketing activities	(234)	71
Depreciation and amortization	90,928	93,069
Deferred income taxes and investment tax credits	(16,467)	(8,030)
Changes in regulatory assets and liabilities	6,111	2,974
Undistributed earnings of subsidiaries	(7,944)	(12,027)
Provision for uncollectible accounts	42	(167)
Gain on sales of assets	(25,242)	(1,490)
Other non-cash adjustments to net income	(2,400)	-
Change in:
Accounts receivables and prepayments	23,569	(8,875)
Accounts payable and other accrued liabilities	(14,252)	(31,518)
Taxes accrued	2,720	19,774
Other	23,696	11,267

Net cash provided by operating activities	169,848	121,183

Investing Activities:
Additions to property, plant and equipment	(168,185)	(132,974)
Sale of ITI	21,469	-
Sale of emission allowances	11,323	-
Investments in unconsolidated affiliates	(15,370)	-
Other	4,580	32,449

Net cash used in investing activities	(146,183)	(100,525)

Financing Activities
Issuance of common stock	9,174	3,661
Issuance of long-term debt	-	64,992
Retirement of long-term debt	(10,993)	(76,166)
Dividends on common stock	(38,449)	(38,001)
Change in short term borrowings	(27,410)	19,330
Other	23	(4,564)

Net cash used in financing activities	(67,655)	(30,748)

Net decrease in cash and cash equivalents	(43,990)	(10,090)

Cash and cash equivalents at beginning of period	52,356	23,403

Cash and cash equivalents at end of period	$8,366	$13,313

IDACORP, Inc.

Condensed Consolidated Balance Sheets

As of September 30, 2006 and December 31, 2005

 (unaudited)

(Thousands of Dollars)

	9/30/06	12/31/05
Assets
Cash and cash equivalents	$8,366	$52,356
Receivables, net of allowance	69,163	82,768
Employee notes	2,668	2,951
Energy marketing assets	11,590	23,859
Other current assets	123,889	128,913
Assets held for sale	3,556	6,673
Total current assets	219,232	297,520

Investments	199,916	191,593
Property, Plant and Equipment - net	2,383,975	2,294,441

Energy marketing assets - long-term	2,768	22,189
Regulatory assets	371,026	415,177
Employee notes -long-term	2,454	2,862
Other assets	112,202	114,378
Assets held for sale	19,852	25,966
Total other assets	508,302	580,572

Total Assets	$3,311,425	$3,364,126

Liabilities and Shareholders' Equity
Current maturities of long-term debt	$15,364	$16,307
Notes payable	32,690	60,100
Accounts payable	66,448	80,324
Energy marketing liabilities	11,945	24,093
Other current liabilities	125,231	106,845
Liabilities held for sale	1,536	5,916
Total current liabilities	253,214	293,585

Deferred income taxes	497,661	519,563
Energy marketing liabilities - long-term	2,829	22,189
Regulatory liabilities	316,807	345,109
Other liabilities	132,998	124,833
Liabilities held for sale	7,666	10,051
Total other liabilities	957,961	1,021,745

Long-Term Debt	1,013,692	1,023,545
Shareholders' equity	1,086,558	1,025,251

Total Liabilities & Shareholders' Equity	$3,311,425	$3,364,126

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	9/30/06	9/30/05	9/30/06	9/30/05
Energy Use - MWh

Residential	1,249,496	1,141,236	3,688,983	3,424,215
Commercial	1,008,865	964,801	2,794,180	2,718,994
Industrial	875,275	879,766	2,596,481	2,547,816
Irrigation	986,535	1,012,470	1,593,064	1,385,517
Total General Business	4,120,171	3,998,273	10,672,708	10,076,542
Off-System Sales	790,435	586,776	5,076,917	2,269,049
Total	4,910,606	4,585,049	15,749,625	12,345,591

Revenue ($000's)

Residential	$72,550	$76,131	$224,992	$215,506
Commercial	41,700	48,115	125,241	129,547
Industrial	24,055	31,780	80,947	86,893
Irrigation	41,106	51,211	69,623	72,243
Total General Business	179,411	207,237	500,803	504,189
Off-System Sales	39,692	34,105	219,531	105,189
Total	$219,103	$241,342	$720,334	$609,378

Customers - Period End

Residential	390,380	376,784
Commercial	59,389	57,501
Industrial	130	131
Irrigation	18,230	18,015
Total	468,129	452,431